UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENTELLUS MEDICAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29363K105
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Christopher R. May, Esq.
Simpson Thacher & Bartlett LLP
600 Travis Street, Suite 5400
Houston, TX 77002
(713) 821-5650

December 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS
KKR Health Care I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS
KKR Group Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS
KKR Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS
KKR & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,405,372

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,405,372

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,405,372

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,405,372

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the statement on Schedule 13D (as amended, the “Statement”) filed on July 21, 2017 by the Reporting Persons (as defined below), relating to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Entellus Medical, Inc., a Delaware corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Statement.

This Statement is being filed by:

(i)	KKR Health Care I LLC, a Delaware limited liability company (“KKR Health Care”);
(ii)	KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);
(iii)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);
(iv)	KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);
(v)	KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
(vi)	KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
(vii)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(viii)	Henry R. Kravis, a United States citizen; and
(ix)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (ix) are collectively referred to herein as the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended by adding the following at the end thereof:

On December 7, 2017, the Issuer entered into an Agreement and Plan of Merger (the “2017 Merger Agreement”) with Stryker Corporation (“Stryker”) and Explorer Merger Sub Corp. (“Merger Sub”).  Subject to the terms and conditions of the 2017 Merger Agreement, Merger Sub will merge with and into the Issuer (the “2017 Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Stryker.  Under the 2017 Merger Agreement, at the effective time of the 2017 Merger, each outstanding share of the Issuer’s Common Stock (except for shares held by the Issuer, Stryker or any subsidiary of Stryker or a stockholder who properly exercises and perfects appraisal of his, her or its shares under Delaware law) will be converted into the right to receive $24.00 per share in cash, without interest.

On December 7, 2017, concurrently with the execution of the 2017 Merger Agreement, at the specific request of Stryker, KKR Health Care, in its capacity as a holder of shares of the Issuer, entered into a Voting Agreement with Stryker (the “Voting Agreement”) pursuant to which, among other things and subject to the terms and conditions therein, it agreed to vote its shares of Common Stock in favor of the adoption of the 2017 Merger Agreement and the transactions contemplated thereby, including the 2017 Merger, and against any alternative proposal. In addition, pursuant to the Voting Agreement, KKR Health Care waived appraisal rights and provided an irrevocable proxy to Stryker to vote in favor of the 2017 Merger, including by voting for the adoption of the 2017 Merger Agreement, and agreed not to transfer any of its shares of Common Stock during the term of the Voting Agreement except for certain limited purposes described in the Voting Agreement. The Voting Agreement terminates upon the earliest to occur of (i) mutual consent by KKR Health Care and Stryker; (ii) the termination of the 2017 Merger Agreement in accordance with its terms; (iii) the effective time of the 2017 Merger; (iv) the Issuer’s board of directors changes its recommendation that the Issuer’s stockholders adopt the 2017 Merger Agreement in accordance with the terms of the 2017 Merger Agreement; and (v) in the event the 2017 Merger Agreement is amended without the prior written consent of KKR Health Care and such amendment, among other things, decreases the amount or changes the form of merger consideration or otherwise is materially adverse to KKR Health Care relative to the other stockholders of the Issuer.

The foregoing description of the 2017 Merger Agreement and Voting Agreement is qualified in its entirety by reference to the 2017 Merger Agreement and form of Voting Agreement which are filed as Exhibits F and G, respectively, to this Statement and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) and (b) of the Statement is amended and restated to read in its entirety as follows:

(a) and (b)  The Reporting Persons beneficially own an aggregate of 1,405,372 shares of Common Stock, which is directly held by KKR Health Care.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 5.5% of the outstanding shares of Common Stock.  The aggregate beneficial ownership figures and percentage of beneficial ownership of the Issuer described by the Reporting Persons in this Statement exclude 3,750 restricted stock units (scheduled to vest annually over a three-year period from July 14, 2017) and 7,500 options exercisable for shares of Common Stock (scheduled to vest quarterly over a three-year period from July 14, 2017), which Mr. Momtazee received as compensation in connection with his service on the board of directors of the Issuer and are held by Mr. Momtazee for the benefit of the Reporting Persons and/or certain of their affiliates.  In connection with the 2017 Merger, all outstanding stock options and restricted stock units, whether or not vested, will be cancelled and converted into the right to receive, in the case of the stock options, an amount of cash equal to the excess of the merger consideration per share over the per share exercise price of the option, multiplied by the number of shares underlying the option, and in the case of restricted stock units, an amount equal to the merger consideration for each share underlying the restricted stock unit.

As a result of entering into the Voting Agreement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act with Stryker and/or other stockholders of the Issuer entering into voting agreements with Stryker in connection with the 2017 Merger.  Based on information provided by the Issuer, such group may be deemed to beneficially own an aggregate of 8,052,987 shares of Common Stock (representing approximately 31.6% of the outstanding shares of Common Stock of the Issuer).  The Reporting Persons expressly disclaim membership in any such group, and neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons are a “group”, or have agreed to act as a “group” or is the beneficial owner of any shares held by such other persons for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The percentages of beneficial ownership in this Statement are based on 25,478,820 shares of Common Stock outstanding as of December 1, 2017, as provided by the Issuer.

Each of KKR Fund Holdings (as the managing member of KKR Health Care), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as a general partner of KKR Fund Holdings and the sole shareholder of KKR Fund Holdings GP), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may be deemed to share voting and dispositive power with respect to any shares of Common Stock beneficially owned directly by KKR Health Care, and each disclaims beneficial ownership of such shares of Common Stock.

None of Messrs. Fisher, Janetschek or Sorkin beneficially owns any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented by incorporating herein the disclosure contained in Item 4 of this Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Statement is amended by adding the following at the end thereof:

F.
Agreement and Plan of Merger dated as of December 7, 2017 among the Issuer, Stryker and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 7, 2017)

G.
Form of Voting Agreement dated as of December 7, 2017 between Stryker and KKR Health Care (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 7, 2017)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2017

KKR HEALTH CARE I LLC

	By:	KKR Fund Holdings L.P., its managing member
		By:	KKR Group Holdings L.P., a general partner
By: KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings L.P., a general partner
By: KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

EXHIBIT INDEX TO AMENDMENT NO. 1

F.
Agreement and Plan of Merger dated as of December 7, 2017 among the Issuer, Stryker and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 7, 2017)

G.
Form of Voting Agreement dated as of December 7, 2017 between Stryker and KKR Health Care (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 7, 2017)